July 17, 2018

Client Talking Points

Filed by Voya Variable Portfolios, Inc. (SEC File Nos.: 333-224977) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 17, 2018

Voya Investment Management

Client Talking Points

Voya Multi-Manager Large Cap Core Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 24, 2018	Voya Multi-Manager Large Cap Core Portfolio	Voya Index Plus LargeCap Portfolio

The Boards of Directors/Trustees (the “Board”) of Voya Multi-Manager Large Cap Core Portfolio (the “MM Large Cap Core Portfolio”) and Voya Index Plus LargeCap Portfolio (“Index Plus LargeCap Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Multi-Manager Large Cap Core Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 15, 2018, the Board approved a proposal to merge MM Large Cap Core Portfolio into Index Plus LargeCap Portfolio.
o	Shareholders of MM Large Cap Core Portfolio will be sent a combined proxy statement and prospectus on or about July 6, 2018.
o	A shareholder meeting will be held on or about August 7, 2018.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 24, 2018.
o	MM Large Cap Core Portfolio operates as a “multi-managed fund.” Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC serve as sub-advisers to MM Large Cap Core Portfolio. Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to Index Plus LargeCap Portfolio. If the Merger is approved, shareholders of MM Large Cap Core Portfolio will become shareholders of Index Plus LargeCap Portfolio as of the close of business on or about August 24, 2018.
o	A prospectus supplement was filed on March 26, 2018 to notify shareholders of the merger.

1

July 17, 2018

Client Talking Points

▪	Why is the Merger proposed?
o	As the result of asset outflows, the Adviser believes that MM Large Cap Core Portfolio has limited prospects for future sales and long-term viability.
o	At the March 2018 Board meeting the Adviser presented the Board with the Reorganization proposal.
o	In support of its proposal, the Adviser noted that in its view, the Reorganization would provide the shareholders of MM Large Cap Core Portfolio with the potential for improved performance and an immediate benefit through lower gross and net expenses.

▪	How do the Investment Objectives compare?
	MM Large Cap Core Portfolio	Index Plus LargeCap Portfolio
Investment Objective	The Portfolio seeks reasonable income and capital growth.	The Portfolio seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

▪	What is the experience of the Voya Investment Management Team?

Index Plus LargeCap Portfolio is managed by the Voya IM team of Vincent Costa and Steve Wetter.

Vincent Costa, CFA

Portfolio Manager

Mr. Costa also serves as Head of the global equities team and as portfolio manager for the U.S. and Global active quantitative strategies and the U.S. large cap value portfolios. Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and Bankers Trust Company.

Steve Wetter

Portfolio Manager

Mr. Wetter is responsible for portfolio management of the index, research enhanced index, and smart beta strategies. Mr. Wetter joined Voya IM in April 2012, and prior to that, he was a portfolio manager and trader at Mellon Asset Management (2007 – 2009), and Northern Trust (2003 – 2007).

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Index Plus LargeCap Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2017. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

2

July 17, 2018

Client Talking Points

The advisory agreement between the Adviser and Large Cap Core Portfolio provides for a “bundled fee” arrangement under which the Adviser provides (in addition to the advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between the Adviser and Index Plus LargeCap Portfolio provides for an advisory fee for which the Adviser provides advisory and administrative services only. Other services are provided to Index Plus LargeCap Portfolio under separate agreements at additional expense. Both Portfolios are responsible for distribution or shareholder servicing plan payments, interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses.

Annual Portfolio Operating Expenses

Expenses you pay each year as a % of the value of your investment

		Large Cap Core Portfolio	Index Plus LargeCap Portfolio[1]	Index Plus LargeCap Portfolio Pro Forma[1]
Class ADV
Management Fees	%	0.73	0.45	0.45
Distribution and/or Shareholder Services (12b-1) Fees	%	0.60	0.50	0.50
Other Expenses	%	None	0.03[3]	0.03[3]
Total Annual Portfolio Operating Expenses	%	1.33	0.98	0.98
Waivers and Reimbursements	%	(0.01)[2]	None[4]	None[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.32	0.98	0.98
Class I
Management Fees	%	0.73	0.45	0.45
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	0.73	0.48	0.48
Waivers and Reimbursements	%	(0.01)[2]	None[4]	None[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.72	0.48	0.48

3

July 17, 2018

Client Talking Points

		Large Cap Core Portfolio	Index Plus LargeCap Portfolio[1]	Index Plus LargeCap Portfolio Pro Forma[1]
Class S
Management Fees	%	0.73	0.45	0.45
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	None	0.03	0.03
Total Annual Portfolio Operating Expenses	%	0.98	0.73	0.73
Waivers and Reimbursements	%	(0.01)[2]	None[4]	None[4]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.97	0.73	0.73

1. Expense information has been restated to reflect current contractual rates.

2. The Adviser is contractually obligated to waive a portion of the management fee through May 1, 2020. The management fee waiver is an estimated 0.01%. Termination or modification of this obligation requires approval by the Board.

3. Based on Class I shares’ expenses adjusted for contractual differences in fees paid by Class ADV.

4. The Adviser is contractually obligated to limit expenses to 1.05%, 0.55%, and 0.80% for Class ADV, Class I, and Class S shares, respectively, through May 1, 2020. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. Termination or modification of this obligation requires approval by the Board.

▪	How does Large Cap Core Portfolio’s performance compare to Index Plus LargeCap Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the tables compare the Portfolios’ performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Portfolios’ Class S shares. Other class shares’ performance would be higher than Class S shares’ performance because of the higher expenses paid by Class S shares. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolio’s past performance is no guarantee of future results.

4

July 17, 2018

Client Talking Points

Large Cap Core Portfolio - Calendar Year Total Returns

(as of December 31 of each year)

Best quarter: 2nd 2009, 14.65% and Worst quarter: 4th 2008, -22.35%

Index Plus LargeCap Portfolio - Calendar Year Total Returns

(as of December 31 of each year)

Best quarter: 2nd 2009, 15.32% and Worst quarter: 4th 2008, -20.71%

5

July 17, 2018

Client Talking Points

▪	Average Annual Total Returns %
(for periods ended December 31, 2017)

Average Annual Total Returns % (for the periods ended December 31, 2017)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
LargeCap Core Portfolio
Class ADV	%	21.04	14.04	6.48	N/A	12/29/06
S&P 500® Index[1]	%	21.83	15.79	8.50	N/A
Russell 1000® Index[1]	%	21.69	15.71	8.59	N/A
Class I	%	21.73	14.74	7.12	N/A	04/29/05
S&P 500® Index[1]	%	21.83	15.79	8.50	N/A
Russell 1000® Index[1]	%	21.69	15.71	8.59	N/A
Class S	%	21.39	14.44	6.85	N/A	05/03/05
S&P 500® Index[1]	%	21.83	15.79	8.50	N/A
Russell 1000® Index[1]	%	21.69	15.71	8.59	N/A

Index Plus LargeCap Portfolio
Class I	%	24.64	15.97	7.78	N/A	09/16/96
S&P 500® Index[1]	%	21.83	15.79	8.50	N/A
Class S	%	24.30	15.69	7.51	N/A	07/16/01
S&P 500® Index[1]	%	21.83	15.79	8.50	N/A

1. The index returns do not reflect the deductions for fees, expenses, or taxes.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The Russell 1000® Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1,000 of the largest securities based on a combination of their market cap and current index membership. The index represents approximately 92% of the U.S. market.

The S&P 500® Index measures the performance of the large-cap segment of the U.S. equity universe. It includes 500 leading companies and captures approximately 80% coverage of available market capitalization.

▪	Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Large Cap Core Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Index Plus LargeCap Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

6

July 17, 2018

Client Talking Points

Prior to the Closing Date, Large Cap Core Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Voya Index Plus LargeCap Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Multi-Manager Large Cap Core Portfolio with and into Voya Index Plus LargeCap Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Index Plus LargeCap Portfolio carefully before investing. For a free copy of Voya Index Plus LargeCap Portfolio prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

IM0709-43328-0719

7